UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Performant Financial Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71377E105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Parthenon DCS Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons Parthenon Investors II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons PCap Partners II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons PCap II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons PCP Managers, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons PCP Managers GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons Brian P. Golson
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons David J. Ament
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons William C. Kessinger
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,513,625
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,513,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.08%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 74,278,496 shares of Common Stock outstanding as of November 8, 2022, as disclosed on the Issuer’s Form 10-Q filed November 9, 2022.

Explanatory Note.	This Amendment No. 5 is filed to amend and restate the initial statement on Schedule 13G, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 thereto filed by the Reporting Persons with the Securities and Exchange Commission on February 13, 2013, March 25, 2014, February 6, 2015, February 12, 2016, and February 8, 2022, respectively, for the issuer Performant Financial Corporation. (the “Original Schedule 13G” and, as amended herein, the “Schedule 13G”).

Item 1(a).	Name of Issuer:

Performant Financial Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 North Canyons Parkway, Livermore, CA 94551

Item 2(a).	Names of Persons Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)  Parthenon DCS Holdings, LLC

(ii)  Parthenon Investors II, L.P.

(iii)   PCap Partners II, LLC

(iv) PCap II, LLC

(v)   PCP Managers, L.P.

(vi) PCP Managers GP, LLC

(vii)  Brian P. Golson

(viii)  David J. Ament

(ix) William C. Kessinger

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o Parthenon Capital Partners, 400 Embarcadero Center, San Francisco, CA 94111

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:
71377E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Parthenon DCS Holdings, LLC is the record owner of 4,513,625 shares of Common Stock of the Issuer. Parthenon Investors II, L.P., as the manager of Parthenon DCS Holdings, LLC; PCap Partners II, LLC, as the general partner of Parthenon Investors II, L.P.; PCap II, LLC, as the managing member of PCap Partners II, LLC; PCP Managers, L.P., as the managing member of PCap II, LLC; PCP Managers GP, LLC, as the general partner of PCP Managers, L.P.; and each of Messrs. Kessinger, Golson and Ament, as Managing Members of PCP Managers GP, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned of record by Parthenon DCS Holdings, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer owned of record by Parthenon DCS Holdings, LLC, except to the extent of such Reporting Person’s pecuniary interest therein.

The shares reported in this Schedule 13G do not include 12,158 shares of Common Stock of the Issuer that are owned by Jeffrey S. Stein, an executive in residence of Parthenon Capital Partners, which are sold on his behalf on a pro rata basis as such times as Parthenon Investors II, L.P. effectuates sales of shares of Common Stock of the Issuer, but with respect to which, Mr. Stein maintains voting and investment power. The Reporting Persons do not have pecuniary interest with respect to these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

Parthenon DCS Holdings, LLC
By: Parthenon Investors II, L.P., its Manager
By: PCap Partners II, LLC, its General Partner
By: PCap II, LLC, its Managing Member
By: PCP Managers, L.P., its Managing Member
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

Parthenon Investors II, L.P.
By: PCap Partners II, LLC, its General Partner
By: PCap II, LLC its Managing Member
By: PCP Managers, L.P., its Managing Member
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

PCap Partners II, LLC
By: PCap II, LLC, its Managing Member
By: PCP Managers, L.P., its Managing Member
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

PCap II, LLC
By: PCP Managers, L.P., its Managing Member
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

PCP Managers, L.P.
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

PCP Managers GP, LLC

By:	/s/ Brian P. Golson
Name: Brian P. Golson
Title: Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 7, 2022 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13G/A filed with the SEC on February 8, 2022)